CUSIP NO. 73754Y100	Page 1 of 13 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)

POTBELLY CORPORATION
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

73754Y100
(CUSIP Number)

Kyle Mowery
c/o GrizzlyRock Capital, LLC
191 N. Wacker Drive, Suite 1500
Chicago, IL  60606
Telephone: (312) 300-4983
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

- with copies to-

Phillip M. Goldberg Foley & Lardner LLP 321 North Clark Street Suite 2800 Chicago, IL 60654-5313 (312) 832-4549	Peter D. Fetzer Foley & Larder LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, WI 53202-5306 (414) 297-5596

October 20, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP NO. 73754Y100	Page 2 of 13 Pages
1		NAME OF REPORTING PERSON GrizzlyRock Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 301,133
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 301,133
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 301,133
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP NO. 73754Y100	Page 3 of 13 Pages

1		NAME OF REPORTING PERSON GrizzlyRock GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 301,133
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 301,133
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 301,133
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP NO. 73754Y100	Page 4 of 13 Pages

1		NAME OF REPORTING PERSON GrizzlyRock Institutional Value Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 301,133
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 301,133
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 301,133
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP NO. 73754Y100	Page 5 of 13 Pages

1		NAME OF REPORTING PERSON Kyle Mowery
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) PF and WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,322,257
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,322,257
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,322,257
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 73754Y100	Page 6 of 13 Pages

1		NAME OF REPORTING PERSON Vivaldi Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO – Funds of investment advisory clients
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,021,124
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,021,124
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,021,124
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP NO. 73754Y100	Page 7 of 13 Pages

1		NAME OF REPORTING PERSON Vivaldi Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO – Funds of investment advisory clients
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,021,124
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,021,124
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,021,124
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP NO. 73754Y100	Page 8 of 13 Pages
Item 1. Security and Issuer.

This Schedule 13D relates to shares of the Common Stock, $0.01 par value per share (the "Common Stock"), of Potbelly Corporation, a Delaware corporation (the "Issuer").  The address of the principal executive offices of the Issuer is 111 N. Canal Street, Suite 850, Chicago, Illinois 60606.

GrizzlyRock Institutional Value Partners, LP ("GrizzlyRock Fund") may direct the vote and disposition of the 301,133 shares of Common Stock it holds directly.  GrizzlyRock Capital, LLC ("GrizzlyRock Capital") and GrizzlyRock GP, LLC ("GrizzlyRock GP") serve as the investment adviser to and the general partner of the GrizzlyRock Fund, respectively, and may direct the vote and disposition of the 301,133 shares of Common Stock held by the GrizzlyRock Fund.  Kyle Mowery is the Managing Member of GrizzlyRock Capital and GrizzlyRock GP and may direct GrizzlyRock Capital to direct the vote and disposition of the 301,133 shares of Common Stock held by the GrizzlyRock Fund.  Mr. Mowery specifically disclaims beneficial ownership of such shares.  The securities reported herein as being beneficially owned by GrizzlyRock Capital, GrizzlyRock GP, the GrizzlyRock Fund and Mr. Mowery (collectively, the "GrizzlyRock Group") do not include any securities held by the Vivaldi Group (as defined below), except as provided below.

Vivaldi Asset Management, LLC ("Vivaldi") is an investment adviser registered with the SEC that provides investment advisory services to, among others, (i) certain series of Investment Managers Series Trust II, a registered investment company, specifically the WV Concentrated Equities Fund and the Vivaldi Multi-Strategy Fund, (ii) The Relative Value Fund, a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"),  and (iii) the Vivaldi Opportunities Fund, a Maryland corporation registered under the Investment Company Act (collectively, the "Client Accounts").  As investment adviser to the Client Accounts, Vivaldi has the authority to invest the funds of the Client Accounts in securities (including shares of Common Stock of the Issuer) as well as the authority to purchase, vote and dispose of securities (including the 1,021,124 shares of Common Stock of the Issuer held by the Client Accounts), and may thus be deemed the beneficial owner of the shares of the Issuer's Common Stock held in the Client Accounts.  Vivaldi does not own any Common Stock for its own account and disclaims beneficial ownership of the shares of Common Stock reported herein.  The securities reported herein as being beneficially owned by Vivaldi do not include any securities held by the GrizzlyRock Group.

Vivaldi Holdings, LLC ("Vivaldi Holdings", and collectively with Vivaldi, the "Vivaldi Group") controls Vivaldi.  By virtue of its control of Vivaldi, Vivaldi Holdings may be deemed to have a beneficial interest in the 1,021,124 shares of the Issuer's Common Stock held by Vivaldi on behalf of the Client Accounts.  Vivaldi Holdings does not own any Common Stock for its own account and disclaims beneficial ownership of the shares of Common Stock reported herein.  Information regarding the executive officers and managing members of Vivaldi Holdings is set forth on Annex 1 attached hereto and incorporated herein by reference.  The securities reported herein as being beneficially owned by Vivaldi Holdings do not include any securities held by the GrizzlyRock Group.

As a portfolio manager of the Client Accounts, Mr.Mowery may direct the vote and disposition of the 1,021,124 shares of Common Stock that the Client Accounts hold.

The GrizzlyRock Group, Mr. Mowery and the Vivaldi Group may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended to date (the "Exchange Act").  Each of these parties expressly disclaims beneficial ownership of securities held by the other parties, except as otherwise provided herein.

Item 2.	Identity and Background.

(a)  This Schedule 13D is being filed jointly by the GrizzlyRock Group, Mr. Mowery and the Vivaldi Group.

The parties identified in the list below constitute the GrizzlyRock Group:

•	GrizzlyRock Capital, LLC, a Delaware limited liability company and investment adviser to GrizzlyRock Institutional Value Partners, LP.
•	GrizzlyRock GP, LLC, a Delaware limited liability company and general partner of GrizzlyRock Institutional Value Partners, LP.
•	GrizzlyRock Institutional Value Partners, LP, a Delaware limited partnership.
•
Kyle Mowery as the Managing Member of GrizzlyRock Capital, LLC and GrizzlyRock GP, LLC, and as a portfolio manager of the WV Concentrated Equities Fund, the Vivaldi Multi-Strategy Fund, The Relative Value Fund and the Vivaldi Opportunities Fund.

The parties identified in the list below constitute the Vivaldi Group:

•	Vivaldi Asset Management, LLC, a Delaware limited liability company and registered investment adviser to the Client Accounts.
•	Vivaldi Holdings, LLC, a Delaware limited liability company and control person of Vivaldi Asset Management, LLC.
Each of the persons identified herein is referred to as a "Reporting Person" and, collectively, as the "Reporting Persons." Each of the Reporting Persons is a party to that certain Joint Filing Agreement attached as Exhibit 99.1 hereto.  The Reporting Persons are filing this Schedule 13D jointly, as they may be considered a "group" under Section 13(d)(3) of the Exchange Act.  However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

This statement is filed by Mr. Mowery, with respect to the shares of Common Stock beneficially owned by him, as follows: (1) shares of Common Stock held in the name of the GrizzlyRock Fund by virtue of Mr. Mowery's capacity as Managing Member of GrizzlyRock Capital and GrizzlyRock GP; and (2) shares of Common Stock held in the name of the Client Accounts by virtue of Mr. Mowery's capacity as Portfolio Manager of those accounts.

(b) – (c) The principal business address of each of GrizzlyRock Capital, GrizzlyRock GP, the GrizzlyRock Fund and Mr. Mowery is 191 N. Wacker Drive, Suite 1500, Chicago, IL  60606.  Each of GrizzlyRock Capital, GrizzlyRock GP and the GrizzlyRock Fund are engaged in various interests, including investments. The principal employment of Mr. Mowery is (1) private investor, (2) serving as the Managing Member of GrizzlyRock Capital and GrizzlyRock GP and (3) serving as a Portfolio Manager of Vivaldi.

CUSIP NO. 73754Y100	Page 9 of 13 Pages

The principal business address of each of Vivaldi and Vivaldi Holdings is 225 W. Wacker Drive, Suite 2100, Chicago, IL  60606.  Vivaldi is engaged in various interests, including investments.  Vivaldi Holdings is a holding company.

(d) None of the Reporting Persons described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Mr. Mowery is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Common Stock was acquired in open market purchases with (1) the working capital of the GrizzlyRock Fund; and (2) the funds of the Client Accounts.  The aggregate amount of funds expended, excluding commissions, to acquire shares held by the GrizzlyRock Fund is $3,502,682; and by the Client Accounts is $11,607,613.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Common Stock for investment purposes.  Their intent is to influence the policies of the Issuer and assert shareholder rights, with a goal of maximizing the value of the Common Stock.  In connection therewith, the Reporting Persons request that the Issuer disclose all material steps undertaken by J.P Morgan in its role as the Issuer's financial advisor (as initially disclosed by the Issuer during its shareholder call on  August 4, 2017), no later than the Issuer's shareholder call currently scheduled for Friday, November 3, 2017. The Reporting Persons have sought (without success to date) and will continue to seek an opportunity to meet with the Issuer's management team and Board of Directors to engage in constructive and value-enhancing dialogue.

The Reporting Persons may make further purchases of shares of Common Stock (including through a 10b5-1 plan). The Reporting Persons may dispose of any or all the shares of Common Stock held by them.

To the extent the actions described herein may be deemed to constitute a "control purpose" with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Reporting Persons have such a purpose. Except as noted in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.	Interests in Securities of the Issuer.

(a)-(b) The following list and notes to the list set forth the aggregate number and percentage (based on 25,125,482 shares of Common Stock outstanding as reported in the Issuer's Form 10-Q for the period ended June 25, 2017) of outstanding shares of Common Stock owned beneficially by each Reporting Person named in Item 2, and indicates whether such Reporting Persons have sole or shared voting and dispositive power over such shares.  As a group, the Reporting Persons would hold 1,322,257 shares of Common Stock, or 5.3% of the outstanding Common Stock:

Name	Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned
GrizzlyRock Capital, LLC(1)	301,133	1.2%
GrizzlyRock GP, LLC(1)	301,133	1.2%
GrizzlyRock Institutional Value Partners, LP(1)	301,133	1.2%
Kyle Mowery(2)	1,322,257	5.3%
Vivaldi Asset Management LLC(3)	1,021,124	4.1%
Vivaldi Holdings, LLC(3)	1,021,124	4.1%

(1)
GrizzlyRock Capital is the investment adviser to and GrizzlyRock GP is the general partner of the GrizzlyRock Fund.  Each has voting and dispositive power with regard to the 301,133 shares of Common Stock held by the GrizzlyRock Fund.  Because Mr. Mowery is the Managing Member of GrizzlyRock Capital and GrizzlyRock GP, he has the power to direct the affairs of GrizzlyRock Capital and GrizzlyRock GP.  Therefore, GrizzlyRock Capital and GrizzlyRock GP may be deemed to share with Mr. Mowery voting and dispositive power with regard to the 301,133 shares of Common Stock held by the GrizzlyRock Fund.

(2)
Because Mr. Mowery is the Managing Member of GrizzlyRock Capital and GrizzlyRock GP, the investment adviser to and the general partner of the GrizzlyRock Fund, respectively, he has the power to direct the affairs of the GrizzlyRock Fund, including the voting and disposition of 301,133 shares of Common Stock held in the name of the GrizzlyRock Fund.  Therefore, Mr. Mowery is deemed to share voting and dispositive power with respect to the 301,133 shares of Common Stock held by the GrizzlyRock Fund.  Because Mr. Mowery is the Portfolio Manager for the Client Accounts, he has voting and dispositive power with regard to the 1,021,124 shares of Common Stock held by the Client Accounts.  Mr. Mowery specifically disclaims beneficial ownership of all such shares.

(3)
Vivaldi, as investment adviser to the Client Accounts, may be deemed to have shared voting and dispositive power with respect to 1,021,124 shares of Common Stock.  Vivaldi Holdings, as a control person of Vivaldi, may be deemed to have shared voting and dispositive power with respect to 1,021,124 shares of Common Stock and may thus be deemed the indirect beneficial owner of the shares beneficially owned by Vivaldi.  Vivaldi and Vivaldi Holdings specifically disclaim beneficial ownership of such shares.

CUSIP NO. 73754Y100	Page 10 of 13 Pages
(c) The Reporting Persons effected the following purchases (and no sales) within the past 60 days:

Name	Trade Date	Number of Shares Purchased	Price Per Share	Where and How Transaction was Effected
GrizzlyRock Fund	8/24/2017	9,119	$11.518253	Open Market Purchase
Vivaldi – Client Accounts	8/24/2017	4,545	$11.518253	Open Market Purchase
Vivaldi – Client Accounts	8/24/2017	18,267	$11.518253	Open Market Purchase
GrizzlyRock Fund	8/25/2017	26,220	$11.644757	Open Market Purchase
Vivaldi – Client Accounts	8/25/2017	1,435	$11.644757	Open Market Purchase
Vivaldi – Client Accounts	8/25/2017	48,164	$11.644757	Open Market Purchase
GrizzlyRock Fund	8/28/2017	10,029	$11.5929	Open Market Purchase
GrizzlyRock Fund	8/28/2017	4,442	$11.6	Open Market Purchase
Vivaldi – Client Accounts	8/28/2017	2,808	$11.6	Open Market Purchase
Vivaldi – Client Accounts	8/28/2017	6,339	$11.5929	Open Market Purchase
Vivaldi – Client Accounts	8/28/2017	20,558	$11.5929	Open Market Purchase
Vivaldi – Client Accounts	8/28/2017	9,105	$11.6	Open Market Purchase
GrizzlyRock Fund	8/29/2017	9,236	$11.6	Open Market Purchase
GrizzlyRock Fund	8/29/2017	13,793	$11.599373	Open Market Purchase
GrizzlyRock Fund	8/29/2017	8,468	$11.5994	Open Market Purchase
Vivaldi – Client Accounts	8/29/2017	4,519	$11.6	Open Market Purchase
Vivaldi – Client Accounts	8/29/2017	4,143	$11.5994	Open Market Purchase
Vivaldi – Client Accounts	8/29/2017	6,749	$11.599373	Open Market Purchase
Vivaldi – Client Accounts	8/29/2017	16,771	$11.5994	Open Market Purchase
Vivaldi – Client Accounts	8/29/2017	18,292	$11.6	Open Market Purchase
Vivaldi – Client Accounts	8/29/2017	27,318	$11.599373	Open Market Purchase
GrizzlyRock Fund	8/30/2017	1,769	$11.6	Open Market Purchase
GrizzlyRock Fund	8/30/2017	698	$11.6	Open Market Purchase
GrizzlyRock Fund	8/30/2017	1,542	$11.598022	Open Market Purchase
Vivaldi – Client Accounts	8/30/2017	617	$11.6	Open Market Purchase
Vivaldi – Client Accounts	8/30/2017	1,362	$11.598022	Open Market Purchase
Vivaldi – Client Accounts	8/30/2017	1,563	$11.6	Open Market Purchase
Vivaldi – Client Accounts	8/30/2017	3,417	$11.598022	Open Market Purchase
Vivaldi – Client Accounts	8/30/2017	3,918	$11.6	Open Market Purchase
Vivaldi – Client Accounts	8/30/2017	1,548	$11.6	Open Market Purchase
GrizzlyRock Fund	9/5/2017	21,339	$11.599515	Open Market Purchase
Vivaldi – Client Accounts	9/5/2017	10,670	$11.599515	Open Market Purchase
Vivaldi – Client Accounts	9/5/2017	2,667	$11.599515	Open Market Purchase
Vivaldi – Client Accounts	9/5/2017	41,535	$11.599515	Open Market Purchase
GrizzlyRock Fund	9/6/2017	15,407	$11.598139	Open Market Purchase
Vivaldi – Client Accounts	9/6/2017	15,288	$11.598139	Open Market Purchase
Vivaldi – Client Accounts	9/6/2017	29,743	$11.598139	Open Market Purchase
GrizzlyRock Fund	9/7/2017	14,023	$11.522653	Open Market Purchase
GrizzlyRock Fund	9/7/2017	11,495	$11.5462	Open Market Purchase
Vivaldi – Client Accounts	9/7/2017	7,411	$11.522653	Open Market Purchase
Vivaldi – Client Accounts	9/7/2017	6,075	$11.5462	Open Market Purchase
Vivaldi – Client Accounts	9/7/2017	89	$11.522653	Open Market Purchase
Vivaldi – Client Accounts	9/7/2017	73	$11.5462	Open Market Purchase
Vivaldi – Client Accounts	9/7/2017	28,477	$11.522653	Open Market Purchase
Vivaldi – Client Accounts	9/7/2017	23,343	$11.5462	Open Market Purchase
GrizzlyRock Fund	9/8/2017	20,181	$11.2	Open Market Purchase
Vivaldi – Client Accounts	9/8/2017	10,666	$11.2	Open Market Purchase
Vivaldi – Client Accounts	9/8/2017	130	$11.2	Open Market Purchase
Vivaldi – Client Accounts	9/8/2017	40,983	$11.2	Open Market Purchase
Vivaldi – Client Accounts	10/3/2017	14,200	$12.425	Open Market Purchase
GrizzlyRock Fund	10/20/2017	64,206	$12.525	Open Market Purchase
Vivaldi – Client Accounts	10/20/2017	9,254	$12.525	Open Market Purchase
Vivaldi – Client Accounts	10/20/2017	434	$12.525	Open Market Purchase
Vivaldi – Client Accounts	10/20/2017	1,106	$12.525	Open Market Purchase

CUSIP NO. 73754Y100	Page 11 of 13 Pages
(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

With respect to the GrizzlyRock Fund, GrizzlyRock Capital is entitled to a management fee based upon a percentage of total capital, and GrizzlyRock GP is entitled to an allocation of a portion of profits, if any.
Vivaldi is the investment adviser to the Client Accounts pursuant to investment advisory agreements that provide Vivaldi with the authority to (i) invest the funds of the Client Accounts in securities (including shares of Common Stock of the Issuer), (ii) hold, vote and dispose of securities (including shares of Common Stock of the Issuer), and (iii) file this statement.
Other than the foregoing agreements and arrangements, and the Joint Filing Agreement filed as Exhibit 1 to this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement.

CUSIP NO. 73754Y100	Page 12 of 13 Pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 26, 2017

GRIZZLYROCK CAPITAL, LLC By: /s/ Kyle Mowery Kyle Mowery Managing Member
GRIZZLYROCK GP, LLC By: /s/ Kyle Mowery Kyle Mowery Managing Member
GRIZZLYROCK INSTITUTIONAL VALUE PARTNERS LP By GrizzlyRock GP, LLC as General Partner By: /s/ Kyle Mowery Kyle Mowery Managing Member
/s/ Kyle Mowery Kyle Mowery

CUSIP NO. 73754Y100	Page 13 of 13 Pages

VIVALDI ASSET MANAGEMENT, LLC By: /s/ Chad Eisenberg Chad Eisenberg Chief Operating Officer
VIVALDI HOLDINGS, LLC By: /s/ Chad Eisenberg Chad Eisenberg Chief Operating Officer

Annex 1
VIVALDI HOLDINGS LLC - EXECUTIVE OFFICER SUMMARY
 October 26, 2017

The following sets forth certain information with respect to the executive officers and members of Vivaldi Holdings, LLC.  None of the executive officers or members is a beneficial owner of shares of Common Stock, $0.01 par value per share, of Potbelly Corporation, a Delaware corporation.

A. Name;
David Sternberg

B. Residence or business address; 225 West Wacker, Suite 2100 Chicago, IL 60606
C. Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;
Chief Executive Officer – Vivaldi Asset Management

D. Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case;
NONE

E. Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order;
NONE

F. Citizenship. United States

Annex 1
VIVALDI HOLDINGS LLC - EXECUTIVE OFFICER SUMMARY
 October 26, 2017

A. Name; Randal Golden
B. Residence or business address; 225 West Wacker, Suite 2100 Chicago, IL 60606
C. Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;
Chief Financial Officer – Vivaldi Asset Management

D. Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case;
NONE

E. Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order;
NONE

F. Citizenship. United States

Annex 1
VIVALDI HOLDINGS LLC - EXECUTIVE OFFICER SUMMARY
 October 26, 2017

A. Name; Michael Peck
B. Residence or business address; 225 West Wacker, Suite 2100 Chicago, IL 60606
C. Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;
President – Vivaldi Asset Management

D. Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case;
NONE

E. Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order;
NONE

F. Citizenship. United States

Annex 1
VIVALDI HOLDINGS LLC - EXECUTIVE OFFICER SUMMARY
 October 26, 2017

A. Name; Scott Hergott
B. Residence or business address; 225 West Wacker, Suite 2100 Chicago, IL 60606
C. Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;
Co-Chief Investment Officer – Vivaldi Asset Management

D. Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case;
NONE

E. Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order;
NONE

F. Citizenship. United States

Annex 1
VIVALDI HOLDINGS LLC - EXECUTIVE OFFICER SUMMARY
 October 26, 2017

A. Name; Chad Eisenberg
B. Residence or business address; 225 West Wacker, Suite 2100 Chicago, IL 60606
C. Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;
Chief Operating Officer – Vivaldi Asset Management

D. Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case;
NONE

E. Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order;
NONE

F. Citizenship. United States

EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, $0.01 par value per share, of Potbelly Corporation and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filing.
The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
Date: October 26, 2017
GRIZZLYROCK CAPITAL, LLC By: /s/ Kyle Mowery Kyle Mowery Managing Member
GRIZZLYROCK GP, LLC By: /s/ Kyle Mowery Kyle Mowery Managing Member
GRIZZLYROCK INSTITUTIONAL VALUE PARTNERS LP By GrizzlyRock GP, LLC as General Partner By: /s/ Kyle Mowery Kyle Mowery Managing Member

/s/ Kyle Mowery Kyle Mowery
VIVALDI ASSET MANAGEMENT, LLC By: /s/ Chad Eisenberg Chad Eisenberg Chief Operating Officer
VIVALDI HOLDINGS, LLC By: /s/ Chad Eisenberg Chad Eisenberg Chief Operating Officer